B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

04036720

SEC EXEMPTION #82-4245

Friday, August 27, 2004

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

RECEIVED
2004 SEP -8 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Press Release – BFS Entertainment & Multimedia Limited Announces Normal Course Issuer Bid

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

dlw 9/9

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Friday, August 27, 2004

For Immediate Release

Stock Symbol (TSX Venture Exchange): BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES NORMAL COURSE ISSUER BID

Richmond Hill, Ontario, Canada, August 27, 2004: BFS Entertainment & Multimedia Limited ("BFS") announced today that the TSX Venture Exchange has accepted BFS' notice of intention to make a normal course issuer bid for its common shares through the facilities of the TSX Venture Exchange.

On August 30, 2004, BFS may commence making purchases of up to a maximum of 398,542 common shares, which represents 5% of its issued and outstanding common shares and 9.3% of the 4,305,333 common shares of BFS held by persons other than senior officers, directors and principal shareholders of BFS. Any shares acquired will be purchased at the market price for the common shares at the time of acquisition and will be cancelled. Don Ross of Jones Gable & Company Limited will be the broker conducting the normal course issuer bid on behalf of the Company. The bid will terminate on the earlier of the date determined by BFS and August 29, 2005. BFS currently has 7,970,833 issued and outstanding common shares.

During the period ended July 13, 2004 (i.e. the period of the Company's most recently completed normal course issuer bid), no common shares were purchased by the Company pursuant to such normal course issuer bid. Since July 13, 2004, the Company has made no further purchases of its common shares.

Proceeding with the normal course issuer bid will give BFS the flexibility to purchase its common shares if it determines that, as a result of the difference between BFS' view of the fundamental value of the common shares and the market price, it is in the best interest of BFS to do so.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com